SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In relation to the matter published in the press under the title "Eletrobrás will capitalize debt of subsidiaries” and in compliance with  Ofício CVM / SEP / GEA-No 395/209 we hereby clarify to our Shareholders and the market in general the following:

The Company's management is conducting studies aimed at setting actions in order to improve the capital structure of the ELETROBRÁS system  companies, including the holding company. These studies when completed and approved by the competent authorities, will be released in compliance with the principles of transparency necessary to the proper understanding of the transactions reported in the Financial Statements of the Company.

The studies under development are considering the capitalization of loans granted by Eletrobrás to  its subsidiaries, in which Eletrobrás holds almost 100% of the capital.

In relation to negotiations with the National Treasury and BNDES, in order to settle the Special Reserve of Dividend, also mentioned in the matter, as already reported through Market Announcements, we are negotiating with our majority shareholders a way to settle this reserve.  However, we do not have, at this time information about the date and form of this settlement.

Rio de Janeiro, October 06, 2009

Astrogildo Fraguglia Quental
Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 06, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.